Broadmark Funds
300 Drake's Landing Road, Suite 150
Greenbrae, California  94904

May 20, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Broadmark Funds (the "Trust") – Broadmark Tactical Fund ("the Fund") File Nos.: 333-185002 and 811-22769
Request for Withdrawal of Post-effective Amendment No. 2 to the Trust's  Registration Statement

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the "Act"), on behalf of the Trust, I respectfully request the withdrawal of Post-effective Amendment No. 2 to the Trust's Registration Statement on Form N-1A (the "Amendment").

The Amendment was filed electronically with the Securities and Exchange Commission on August 8, 2013 (Accession No. 0000919574-13-005412) in order to register one new series, the Broadmark Tactical Fund (the "Fund").  The Amendment is being withdrawn because the Trust is winding down its affairs.  No securities were sold in connection with this offering.

Please issue an order with respect to this application for withdrawal as soon as possible.  In addition, please provide a copy of the order granting the request for withdrawal of the Amendment to Frank L. Newbauer, Secretary of the Trust, by facsimile at 513.587.3437 or by email at fnewbauer@ultimusfundsolutions.com.  If you have any questions, please do not hesitate to contact me at: 513.587.3451.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary of the Trust